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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               SCHEDULE 14D-1-1/A
                                Amendment No. 6
                               (Final Amendment)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ESPRIT TELECOM GROUP PLC
                           (Name of Subject Company)

                         GLOBAL TELESYSTEMS GROUP INC.
                                   (Bidders)

             ORDINARY SHARES, NOMINAL VALUE OF ONE PENCE PER SHARE,
                                      AND
        AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 7 ORDINARY SHARES
                         (Title of Class of Securities)

                                   29665W104
                          (American Depositary Shares)
                     (CUSIP Number of Class of Securities)

                                GRIER C. RACLIN
                              1751 PINNACLE DRIVE
                             NORTH TOWER-12TH FLOOR
                                MCLEAN, VA 22102
                                 (703) 918-4573
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                   Copies to:
                              ALFRED J. ROSS, JR.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-7056

                           CALCULATION OF FILING FEE

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            TRANSACTION VALUATION                          AMOUNT OF FILING FEE
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
                $574,783,773*                                    $159,791
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[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                        Amount Previously Paid: $137,832
                      Form or Registration No.: 333-68511
                  Filing Party: Global TeleSystems Group, Inc.
                          Date Filed: December 8, 1998

                        Amount Previously Paid: $21,959
                      Form or Registration No.: 333-68511
                  Filing Party: Global TeleSystems Group, Inc.
                          Date Filed: February 1, 1999

* Note: The proposed maximum aggregate offering price was determined as follows:
  (i) the market value per share of the Esprit Telecom Ordinary Shares (determined as one-seventh of the market value per Esprit Telecom ADS) multiplied by the maximum number of Esprit Telecom Ordinary Shares which may be exchanged in the Offer described herein for shares of GTS Common Stock, plus (ii) the market value per Esprit Telecom ADS, multiplied by the number of Esprit Telecom ADSs which may be exchanged in the Offer described herein for shares of GTS Common Stock. Pursuant to Rule 457(c), the market value per Esprit Telecom ADS is based on the average of the bid and asked price on the NASDAQ National Market on January 28, 1999. $137,832 of the filing fee was paid on December 8, 1998. The market value per Esprit Telecom ADS used to calculate the proposed maximum aggregate offering price for the portion of the filing fee paid on December 8, 1998 was based on the average of the bid and asked price on the NASDAQ National Market on December 3, 1998.

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     This Amendment No. 6 is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed by Global TeleSystems Group, Inc., a Delaware corporation ("GTS"), upon the terms and conditions set forth in the Offering Circular/Proxy Statement/Prospectus dated February 2, 1999 and in the related Form of Acceptance, Letter of Transmittal and Notice of Guaranteed Delivery (the "Offering Circular/Proxy Statement/Prospectus" the "Form of Acceptance," "Letter of Transmittal," and "Notice of Guaranteed Delivery" respectively, together constituting the "Offer"), to exchange (i) each outstanding Ordinary Share, nominal value of one pence each, of Esprit Telecom (as defined below) (the "Esprit Telecom Ordinary Shares"), and (ii) each outstanding American Depository Share of Esprit Telecom representing seven Esprit Telecom Ordinary Shares, (the "Esprit Telecom ADSs"), for new shares of Common Stock, par value $0.10 per share, of GTS (the "Common Stock"), based on an exchange ratio of (i) 0.1271 of a share of Common Stock for each Esprit Telecom Ordinary Share, and (ii) 0.89 of a share of Common Stock for each Esprit Telecom ADS. The Esprit Telecom Ordinary Shares and the Esprit Telecom ADSs are collectively referred to herein as the "Esprit Telecom Securities." All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offering Circular/Proxy Statement/Prospectus.

ITEM 10. ADDITIONAL INFORMATION.

Item 10(f) is hereby amended and supplemented as follows:

     On July 28, 1999, the Offer closed at 3:00 p.m. London time (10:00 a.m. New York City time).
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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 1999

                                            Global TeleSystems Group, Inc.

                                            By:     /s/ GRIER C. RACLIN
                                              ----------------------------------
                                              Name:  Grier C. Raclin
                                              Title: Senior Vice President and
                                                     General Counsel